P.E. 2/5/02 1060964

02013402

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 5, 2002

Press Release
STET Hellas Telecommunications S.A.
(Exact name of Registrant as specified in its Charter)
66 Kifissias Av., 15125 Maroussi, Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..........X.......... Form 40-F.........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No........X..........

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STET Hellas Telecommunications S.A.

By: /x/ NIKOLAOS VARSAKIS

Date: February 5, 2002

Name: Nikolaos Varsakis

Title: Managing Director

NEWS FOR INVESTORS

STET HELLAS LAUNCHES NEW VALUE-ADDED SERVICE FIRST IN GREECE WITH SMS-BASED MOBILE ORGANIZER

ATHENS, January 21, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced the launch of "**TELESTET Mobile Organizer**," a new value-added SMS-based service.

The **TELESTET Mobile Organizer** enables all STET Hellas customers to utilize their mobile handset as an organizer, operating **Contacts** and **Calendar functions** through SMS commands. The service supports synchronization with the user's MS Outlook contact and calendar of his/her personal computer through a dedicated web-site, and features alerts of meetings etc. with SMS messages.

The **TELESTET Mobile Organizer** premium SMS service is charged at €0.15 per message.

STET Hellas continues to enhance its offer of value-added services, promoting the use of the mobile phone as a tool for services beyond traditional voice. The **TELESTET Mobile Organizer** follows the launch of the mobile search engine **TELESTET Finder**, recently introduced to the Greek market by STET Hellas, and reinforces the company's image as innovator.

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Investor Relations:
Rania Bilalaki
Tel: +30 10 615 8585

ir@telestet.gr
www.telestet.gr/ir

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.1 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's shareholders include TIM International NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE: VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

NEWS FOR INVESTORS

FOURTH QUARTER 2001 CUSTOMER RESULTS: 30% GROWTH IN CUSTOMER BASE YEAR-ON-YEAR CONTRACT NET ADDITIONS UP 273% ON 3RD QUARTER

ATHENS, January 14, 2001 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced their customer results for the fourth quarter of 2001:

- **Total number of customers** reached **2,135,338**, an increase of **29.8%** year-on-year.
- **Total net additions** for the fourth quarter of 2001 was **145,353**, up **41.7%** on the previous quarter.
- **Contract net additions** for the quarter were **74,174**, an increase of **272.8%** compared to the previous quarter.
- **Prepaid net additions** for the quarter were **71,179**.
- **Prepaid** customers numbered **1,472,575** – representing **69.0%** of the total customer base – while **contract** customers numbered **662,763**.

Average churn was 26.7% for the year, down from 27.6% in 2000. Contract churn decreased 7.5 percentage points to 42.1% in the year, due to the success of the loyalty program "Avantage." Internal churn was stable, just above 40% of the total contract churn.

The **B BEST** offer to the high-value business customers continues to drive growth in the contract segment, posting an increase of 65% in quarterly net additions, now representing more than 17% of the total contract customer base.

Healthy growth in the prepaid segment continues on the success of **FREE2GO**, an innovative "easy-to-find", "easy-to-use" offer.

"The customer results for the full year 2001 is yet another tangible proof that our focus on profitable market segments is yielding results. We almost tripled the number of high-value business customers with our enforced B BEST offer, and increased the number of high-end consumer customers on bundled minutes-based tariffs," stated Mr. Nikolaos Varsakis, CEO and Managing Director of STET Hellas. "Committed to our strategy of profitable growth, we aim at consolidating our market position by building on a healthy customer base through expanded presence and service offering."

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Investor Relations:
Rania Bilalaki
Tel: +3010 615 8585

ir@telestet.gr
www.telestet.gr/ir

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.1 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's shareholders include TIM International NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE: VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

NEWS FOR INVESTORS

STET HELLAS LAUNCHES NEW VALUE-ADDED SERVICES FIRST IN GREECE WITH MOBILE SEARCH ENGINE

ATHENS, January 3, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) announced the launch of new innovative services for its customers:

TELESTET Finder, a unique SMS location based service offered for the first time in Greece, enables STET Hellas' customers to find the store, service or company closest to the location of the mobile phone. At launch, the service includes ATMs, gas stations, fast food restaurants, etc., and will be constantly updated to include a variety of shops and services.

By sending an SMS with the type of service requested, the customer will receive a reply with the address of the closest point available. This "mobile search engine" service is offered to all STET Hellas customers at €0.15 per request.

TELESTET E-bill allows STET Hellas to be the first mobile operator in Greece to offer its customers access to their mobile phone bill over the Internet. Initially offered to B BEST corporate customers, the service will soon be made available to all contract customers. The service is available through a special web-site, where the user will be able to access and download all issued bills, as well as to pay his/her bill via credit card or bank transfer and register to TELESTET value added services.

Call Attempt Notification is another innovative service STET Hellas introduced to the Greek market. The service allows STET Hellas customers to receive an SMS notification on calls missed when the mobile phone is switched off or out of network reach.

With these new services, STET Hellas builds on its position as innovator in the Greek mobile environment. The company continues its customer-focused approach with an enhanced offer of value-added services, thus incentivating the customer to use the mobile phone as a tool for services beyond traditional voice.

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Investor Relations:
Rania Bilalaki
Tel: +301 615 8585

ir@telestet.gr
www.telestet.gr/ir

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.0 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's shareholders include Stet Mobile Holdings NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE: VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

STET Hellas Telecommunications SA

STET HELLAS INITIATES ACTIONS TO MERGE ITS FULLY OWNED SUBSIDIARY TELEPOLIS

NEWS FOR INVESTORS

ATHENS, November 21, 2001 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that its Board of Directors approved a proposal of the company's top management to proceed with the merger of STET Hellas Telecommunications SA and Telepolis Mobile Telephony Services SA. The merger will be carried out by STET Hellas absorbing its 100% owned subsidiary Telepolis.

This merger enables STET Hellas to streamline the advertising and sales functions and to employ a more effective administrative organization.

STET Hellas strengthens its position in the Greek retail market through the creation of "TELESTET Centers," rebranding and enlarging the Telepolis chain of stores to offer premium quality services under the TELESTET umbrella brand.

"This merger constitutes another step in the implementation of our strategy towards profitability enhancement and strengthened direct distribution network," said Mr. Nikolaos Varsakis, Managing Director and CEO of STET Hellas. "We optimize our cost structure and capitalize on the TELESTET brand name. Renaming our Telepolis chain, we create 'TELESTET Centers' that will offer our customers integrated and complete telecom solutions with a 'one-stop-shop' approach."

The Draft Merger Agreement will be approved by the Boards of Directors of the two companies, in accordance with the provisions of Greek legislation.

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Investor Relations:
Rania Bilalaki
Tel: +301 615 8585

ir@telestet.gr
www.telestet.gr/ir

STET Hellas Telecommunications SA (Nasdaq: STHLY; Euronext Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 1.9 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's shareholders include Stet Mobile Holdings NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE: VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.